

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2022

Marshall Fordyce, M.D.
President and Chief Executive Officer
Vera Therapeutics, Inc.
8000 Marina Boulevard, Suite 120
Brisbane, CA 94005

> **Re:  Vera Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 3, 2022**
> **File No. 333-265408**

Dear Dr. Fordyce:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Jodie Bourdet, Esq.